UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 23, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ☐.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie

Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: April 23, 2008

23 April 2008	Joint ASX Announcement
Equigold and Lihir Gold Proposed Merger —
Scheme meeting to be held on 30 May 2008
Equigold NL is pleased to announce that the Federal Court today has made orders convening a meeting of Equigold shareholders (Scheme Meeting) to consider the Scheme of Arrangement (Scheme) for the company’s proposed merger with Lihir Gold Limited that was announced on 20 March 2008.
The Scheme Booklet setting out information for Equigold shareholders about the Scheme has been registered with the Australian Securities and Investments Commission.
The Scheme Booklet is expected to be dispatched to all Equigold shareholders by 30 April 2008. It will also be available on the Equigold website (www.equigold.com.au). Shareholders should read the entire Scheme Booklet, which sets out more information about the proposed merger.
Scheme Meeting
The Scheme Meeting is scheduled to be held at 11.00am on Friday, 30 May 2008 at Duxton Hotel, 1 St Georges Terrace, Perth, Western Australia. All proxy voting instructions must be received no later than 11.00am, 28 May 2008.
Directors’ Recommendation
The Directors of Equigold unanimously recommend that, in the absence of a superior proposal, Equigold shareholders vote in favour of the proposed merger as they believe it will deliver significant value to Equigold shareholders. Equigold Directors intend to vote their shares in favour of the merger, in the absence of a superior proposal.
Scheme Consideration
Under the terms of the Scheme, Lihir will acquire all of the shares in Equigold with shareholders receiving 33 New Lihir Shares for every 25 Equigold shares held.

Independent Expert
The Scheme Booklet will contain an independent expert’s report from KPMG Corporate Finance, who has assessed the proposed merger and has concluded that, on balance, the Scheme is in the best interests of Equigold shareholders.
Next Steps
If shareholders vote in favour of the merger, Equigold intends to seek court approval at a second hearing of the Federal Court to implement the Scheme. Subject to Court approval at this hearing, implementation of the Scheme is expected to occur on or about 17 June 2008.
More information:
Equigold NL
David Lim, Company Secretary
+61 8 9316 3661
Mark Clark, Managing Director
+61 8 9316 3661
LGL
Joe Dowling
LGL General Manager Corporate Affairs
0421 587 755
Josie Brophy
LGL Communications Officer
0448 177 502
Joel Forwood
Manager Investor Relations
0438 576 879